Exhibit 99.2

VOTE BY INTERNET Go to https://ts.vstocktransfer.com/pxlogin and log in using the below control number. Voting will be open until 11:59 p.m., Eastern Time, May 6, 2026. CONTROL # VOTE BY EMAIL Mark, sign, date and scan your proxy card and email it to vote@vstocktransfer.com VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided. VOTE IN PERSON If you would like to vote in person, please attend the Extraordinary General Meeting to be held at 3:00 p.m. on May 8, 2026 (Hong Kong time and date) at 10/F, Seaview Centre, 139-141 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong. * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999 Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Extraordinary General Meeting Proxy Card - Neo-Concept International Group Holdings Limited DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE LISTED RESOLUTIONS. 1. Ordinary Resolution THAT with effect from such date and time to be determined by the board of directors of the Company which in any event shall not be later than 30 June 2026 (the “Effective Date”): (a) every three (3) to every four hundred (400) issued and unissued shares (namely, both class A ordinary shares of par value US$0.0003125 each and class B ordinary shares of par value US$0.0003125 each) in the share capital of the Company (the “Range”), with the exact ratio to be set at a specific number within the Range to be determined by the board of directors of the Company in their discretion by not later than the Effective Date (the “Consolidation Ratio”), be consolidated into one (1) share (the “Consolidation Share(s)”), and such Consolidated Share(s) shall have the rights and be subject to the restrictions set out in the Amended and Restated Memorandum and Articles of Association (the “Share Consolidation”), and that the board of directors of the Company be and is hereby granted with fully authority to determine the Consolidation Ratio by not later than the Effective Date; (b) all fractional Consolidated Share(s) will not be issued to the shareholders of the Company and the Company is, to the extent permissible under applicable laws, regulations and the memorandum and articles of association of the Company, authorised to round up any fractional shares resulting from the Share Consolidation such that each shareholder will be entitled to receive one consolidated share in lieu of any fractional share that would have resulted from the Share Consolidation; (c) the board of directors of the Company be and is hereby granted with fully authority to determine the Effective Date failing which this resolution shall not take any effect; (d) each director of the Company (the “Director”) be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, including without limitation, to cancel any old share certificate(s) and to issue and execute any new share certificate(s) representing the consolidated shares of the Company, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and (e) the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein. FOR AGAINST ABSTAIN Date Signature Signature, if held jointly Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED EXTRAORDINARY GENERAL MEETING MAY 8, 2026 AT 3:00 P.M. (HONG KONG TIME) form of This proxy is furnished in connection with the solicitation by the board of directors of Neo-Concept International Group Holdings Limited (the “Company”), of proxies for the extraordinary general meeting of the Company (the “EGM”) to be held at 3:00 p.m. on May 8, 2026 (Hong Kong time and date) at 10/F, Seaview Centre, 139-141 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong, and at any adjournment(s) thereof, for the purposes set forth in the accompanying notice of EGM (the “EGM Notice”). form of This proxy is furnished in connection with the solicitation by the board of directors of Neo-Concept International Group Holdings Limited (the “Company”), of proxies for the extraordinary general meeting of the Company (the “EGM”) to be held at 3:00 p.m. on May 8, 2026 (Hong Kong time and date) at 10/F, Seaview Centre, 139-141 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong, and at any adjournment(s) thereof, for the purposes set forth in the accompanying notice of EGM (the “EGM Notice”). The board of directors of the Company has fixed the close of business on April 15, 2026 (Eastern Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the EGM or any adjournment thereof. In respect of the resolution requiring shareholders’ vote at the EGM, each holder of the Company’s Class A Ordinary Shares is entitled to one vote per Class A Ordinary share and each holder of the Company’s Class B Ordinary Shares is entitled to 30 votes per Class B Ordinary Share. The quorum of the EGM consists of two (2) shareholders entitled to vote and present in person (or, in the case of a shareholder being a corporation, by its duly authorised representative) or by proxy representing not less than one-third (1/3) in nominal value of the total issued voting shares in the Company throughout the meeting. No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless the requisite quorum shall be present at the time when the meeting proceeds to business and continues to be present until the conclusion of the meeting. This form of proxy and the accompanying EGM Notice will be first sent to the shareholders of the Company on or about April 22, 2026. The shares represented by all properly executed proxies returned to the Company in accordance with the existing second amended and restated articles of association of the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his or her discretion. Where the chairman of the EGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolution. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business that may come before the EGM. Any person giving a proxy has the right to revoke it by (i) submitting a written notice of revocation or a fresh proxy form, as the case may be, bearing a later date, which must be received by the Company no later than 48 hours before the time appointed for the holding of the EGM or at any adjournment thereof unless otherwise provided in the articles of association of the Company, or (ii) by voting in person at the EGM. The board of directors of the Company has fixed the close of business on April 15, 2026 (Eastern Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the EGM or any adjournment thereof. In respect of the resolution requiring shareholders’ vote at the EGM, each holder of the Company’s Class A Ordinary Shares is entitled to one vote per Class A Ordinary share and each holder of the Company’s Class B Ordinary Shares is entitled to 30 votes per Class B Ordinary Share. The quorum of the EGM consists of two (2) shareholders entitled to vote and present in person (or, in the case of a shareholder being a corporation, by its duly authorised representative) or by proxy representing not less than one-third (1/3) in nominal value of the total issued voting shares in the Company throughout the meeting. No business other than the appointment of a chairman of a meeting shall be transacted at any general meeting unless the requisite quorum shall be present at the time when the meeting proceeds to business and continues to be present until the conclusion of the meeting. This form of proxy and the accompanying EGM Notice will be first sent to the shareholders of the Company on or about April 22, 2026. The shares represented by all properly executed proxies returned to the Company in accordance with the existing second amended and restated articles of association of the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his or her discretion. Where the chairman of the EGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolution. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business that may come before the EGM. Any person giving a proxy has the right to revoke it by (i) submitting a written notice of revocation or a fresh proxy form, as the case may be, bearing a later date, which must be received by the Company no later than 48 hours before the time appointed for the holding of the EGM or at any adjournment thereof unless otherwise provided in the articles of association of the Company, or (ii) by voting in person at the EGM. DETACH PROXY CARD HERE TO VOTE BY MAIL DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS I/We, * (Name) of (Address) being the registered holder(s) of Neo-Concept International Group Holdings Limited (the “Company”), hereby appoint the Chairman of the Extraordinary General Meeting or of as my/our proxy to attend and act for me/us at the Extraordinary General Meeting and at any adjournment(s) thereof, to vote for me/us as indicated below or on any resolution or motion which is proposed thereat, or if no such indication is given, as my/our proxy thinks fit. If any proxy other than the Chairman is preferred, strike out the words “the Chairman of the Extraordinary General Meeting or” and insert the name and address of the proxy desired in the space provided. A member who is the holder of two or more shares may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT. IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN.” Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. Your proxy will also be entitled to vote at his or her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting. I/We, * (Name) of (Address) being the registered holder(s) of Neo-Concept International Group Holdings Limited (the “Company”), hereby appoint the Chairman of the Extraordinary General Meeting or of as my/our proxy to attend and act for me/us at the Extraordinary General Meeting and at any adjournment(s) thereof, to vote for me/us as indicated below or on any resolution or motion which is proposed thereat, or if no such indication is given, as my/our proxy thinks fit. If any proxy other than the Chairman is preferred, strike out the words “the Chairman of the Extraordinary General Meeting or” and insert the name and address of the proxy desired in the space provided. A member who is the holder of two or more shares may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT. IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING ON A PARTICULAR RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN.” Failure to complete any or all the boxes will entitle your proxy to cast his or her votes at his or her discretion. Your proxy will also be entitled to vote at his or her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting. Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by Neo-Concept International Group Holdings Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email information, or if submitting via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings for this issuer: Email Address: (CONTINUED AND TO BE SIGNED ON REVERSE SIDE.) Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by Neo-Concept International Group Holdings Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email information, or if submitting via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings for this issuer: Email Address: (CONTINUED AND TO BE SIGNED ON REVERSE SIDE.)